Exhibit 4.1(h)

[EXECUTION COPY]

SECOND AMENDMENT

THIS SECOND AMENDMENT, dated as of  November 23, 2004 (this “Second Amendment”), is among AMC ENTERTAINMENT INC., a Delaware corporation (the “Borrower”) and the Lenders (as defined below) signatories hereto.

W I T N E S S E T H:

WHEREAS, the Borrower, certain financial institutions from time to time parties thereto (collectively, the “Lenders”), The Bank of Nova Scotia as administrative agent for the Lenders (the “Administrative Agent”), Bank of America N.A. as syndication agent (the “Syndication Agent”) and Citicorp North America, Inc. and General Electric Capital Corporation as co-documentation agents (the “Co-Documentation Agents”) are parties to the Second Amended and Restated Credit Agreement, dated as of March 26, 2004, as amended or otherwise modified prior to the date hereof (as further amended, supplemented, amended and restated or otherwise modified prior to the date hereof, the “Existing Credit Agreement”);

WHEREAS, the Borrower has requested that the Lenders amend the Existing Credit Agreement in certain respects, as described below; and

WHEREAS, the Lenders have agreed, subject to the terms and conditions set forth herein, to amend the Existing Credit Agreement as set forth below (the Existing Credit Agreement, as amended by this Amendment, being referred to as the “Credit Agreement”);

NOW, THEREFORE, in consideration of the agreements herein contained, and for other valuable consideration receipt of which is hereby acknowledged, the parties hereto hereby agree as follows.

PART I
DEFINITIONS

SUBPART 1.1.  Definitions.  The following terms (whether or not underscored) when used in this Second Amendment shall have the following meanings (such meanings to be equally applicable to the singular and plural form thereof):

“Borrower” is defined in the preamble.

“Credit Agreement” is defined in the third recital.

“Equity Contribution” is defined in Subpart 2.1.1.

“Existing Credit Agreement” is defined in the first recital.

“Loan Party” means the Parent, the Borrower and each Guarantor.

“Merger Agreement” is defined in Subpart 2.1.1.

“Merger Date Materially Adverse Effect” is defined in Subpart 3.4.

“Merger Notes” is defined in Subpart 2.1.1.

“Merger Sub” is defined in Subpart 2.1.1.

“Parent” is defined in Subpart 2.1.1.

“Parent Guaranty and Pledge Agreement” is defined in Subpart 2.1.1.

“Parent Notes” is defined in Subpart 2.1.1.

“Second Amendment” is defined in the preamble.

“Second Amendment Effective Date” is defined in Part III.

“Transaction” is defined in Subpart 2.1.1.

SUBPART 1.2.  Other Definitions.  Terms for which meanings are provided in the Existing Credit Agreement are, unless otherwise defined herein or the context otherwise requires, used in this Second Amendment with such meanings.

PART II
AMENDMENTS TO THE
EXISTING CREDIT AGREEMENT

Effective on the Second Amendment Effective Date, the Existing Credit Agreement is hereby amended in accordance with this Part.

SUBPART 2.1.  Amendments to Article I.  Article I of the Existing Credit Agreement is hereby amended as follows:

SUBPART 2.1.1.  Section 1.1 of the Existing Credit Agreement is hereby amended by inserting the following definitions in such Section in the appropriate alphabetical sequence:

“Equity Contribution” means the contribution by the Sponsors and certain other co-investors of at least $785,152,000 (which amount may be reduced by an aggregate amount up to the sum (without duplication) of (x) the amount by which the legal, advisory and financing fees and expenses are less than $60,000,000 and (y) the amount of available cash and cash equivalents on the books of the Borrower on the date of consummation of the Transaction which is in excess of $360,000,000, but solely to the extent such amount set forth in this clause (y) does not exceed $30,000,000) to the equity of the Parent and the immediate contribution by the Parent of such amount to the common equity of Merger Sub.

“JPM Group” means (i)  JP Morgan Partners, LLC, (ii) any Affiliates of J.P. Morgan Partners, LLC and (iii) any Person with whom J.P. Morgan Partners,

LLC or any of its Affiliates may be deemed as part of a “group” with the meaning of Section 13(d)(3) of the Exchange Act.

“Material Indebtedness” means, collectively, the Subordinated Debt, the Indebtedness evidenced by the Merger Notes and the Note Repurchase Financing.

“Material Indebtedness Documents” means, collectively, the Subordinated Debt Documents and the Merger Notes Documents.

“Merger Agreement” means the Agreement and Plan of Merger, dated as of July 22, 2004 among the Parent, Merger Sub and the Borrower, as amended, supplemented, amended and restated or otherwise modified from time to time.

“Merger Note Indentures” means (i) the Indenture dated as of August 18, 2004 pursuant to which $250,000,000 principal amount of senior notes due 2012 were issued between Merger Sub and HSBC Bank USA as the initial trustee and (ii) the Indenture dated as of August 18, 2004 pursuant to which $205,000,000 principal amount of senior floating rate notes due 2010 were issued between Merger Sub and HSBC Bank USA as the initial trustee, each as amended, supplemented, amended and restated or otherwise modified and in effect from time to time in accordance with Section 8.2.6.

“Merger Notes” means, collectively, the Borrower’s (i) $250,000,000 principal amount of senior notes due 2012 and (ii) $205,000,000 principal amount of senior floating rate notes due 2010.

“Merger Notes Documents” means the Merger Note Indentures, the Merger Notes issued thereunder and any other loan agreements, indentures, note purchase agreements, promissory notes, guarantees, and other instruments and agreements evidencing the terms of the Merger Notes, as amended, supplemented, amended and restated or otherwise modified from time to time.

“Merger Sub” means Marquee Inc., a Delaware corporation.

“Non-Permitted Institution” means any financial institution identified in the letter, dated as of the Second Amendment Effective Date, between the Borrower and the Administrative Agent, as amended, supplemented, amended and restated or otherwise modified by the parties thereto from time to time.

“Note Repurchase Financing” is defined in Section 8.2.1(xi).

“Parent” means Marquee Holdings Inc., a Delaware corporation.

“Parent Guaranty and Pledge Agreement” means the Guaranty and Pledge Agreement dated as of the Second Amendment Effective Date executed by the Parent for the benefit of the Administrative Agent, substantially in the form of Exhibit J hereto, as amended, supplemented, amended and restated or otherwise modified from time to time.

“Parent Notes” means the Parent’s 12% senior discount notes due 2014 issued for gross proceeds of $169,917,760.

“Second Amendment” means the Second Amendment, dated as of November 23, 2004, to this Agreement, among the Borrower and the Lenders parties thereto.

“Second Amendment Effective Date” means the date on which each of the conditions in Part III of the Second Amendment shall have been satisfied.

“Shareholders Agreement” means the Shareholders Agreement among the Parent, the Permitted Holders and certain other Persons from time to time party thereto,  which shall be on terms and conditions satisfactory to the Administrative Agent, as amended, supplemented, amended and restated or otherwise modified from time to time.

“Sponsors” means Apollo Management, L.P. and J.P. Morgan Partners, LLC and/or certain of their respective Affiliates.

“Tax Sharing Agreement” the Tax Sharing Agreement among the Parent, the Borrower and certain Subsidiaries of the Borrower, which shall be on terms and conditions satisfactory to the Administrative Agent, as amended, supplemented, amended and restated or otherwise modified from time to time.

“Transaction” means, collectively, (i) the Equity Contribution, (ii) the merger of Merger Sub with and into the Borrower, with the Borrower being the surviving entity (the “Merger”), and the repurchase of the Capital Stock of the Borrower, in each case pursuant to the terms of the Merger Agreement, (iii) the redemption of the Existing Preferred Stock and payment of related dividends, (iv) the issuance of the Merger Notes and (v) the issuance or incurrence of the Note Repurchase Financing and related transactions.

SUBPART 2.1.2.  Section 1.1 of the Existing Credit Agreement is hereby further amended as follows:

(a)  the definition of “Asset Sale” is hereby amended by deleting the period at the end thereof and replacing it with:

; provided, however, that “Asset Sale” shall not include any aspect of the Transaction.

(b)  the definition of “Annualized EBITDA” is hereby amended by deleting the words “for the Borrower and its Consolidated Subsidiaries” and replacing them with “with respect to any Person”

(c)  The definition of “Change in Control” is hereby amended and restated in its entirety as follows:

“Change in Control” means

(a)  the direct or indirect sale, lease, exchange or other transfer of all or substantially all of the assets of the Parent to any Person or entity or group of Persons or entities acting in concert as a partnership or other “group” (a “Group of Persons”) with the effect that the holders of the Parent’s outstanding Voting Stock prior to such event are the beneficial owners (within the meaning of the Exchange Act as in effect on the Effective Date) of less than 50% of the votes eligible to be cast on any matter of the then   outstanding Voting Stock of the resulting, surviving or transferee Person or Persons; or

(b) the merger or consolidation of the Parent with or into another corporation with the effect that the holders of the Parent’s outstanding Voting Stock prior to such merger or consolidation are the beneficial owners (within the meaning of the Exchange Act as in effect on the Effective Date) of less than 50% of the votes eligible to be cast on any matter of the then outstanding Voting Stock of the surviving corporation of such merger or the corporation resulting from such consolidation;  or

(c) the replacement of a majority of the Board of Directors of the Parent, over a two-year period, from the directors  who constituted the Board of Directors of the Parent at the beginning of such period, which replacement shall not have been approved by the Board of Directors of the Parent (or replacement directors approved by the Board of Directors of the Parent), as constituted at the beginning of such period; or

(d) a Person or Group of Persons other than the Permitted Holders shall, as a result of a tender or exchange offer, open market purchases, privately negotiated purchases, merger or consolidation or otherwise, have become the beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of Voting Stock of the Parent (on a fully-diluted basis) having 33-1/3% of the votes eligible to be cast on any matter by such Voting Stock; or

(e) for so long as any note indenture is in effect with respect to Subordinated Debt, any other “Change of Control” (or such other term with similar meaning as defined in any of such note indentures) occurs and, as a result of such “Change of Control” more than 20% of the aggregate outstanding principal amount of any issuance of such Subordinated Debt is tendered for repurchase or redesignation; or

(f) the failure of the Parent at any time to directly own beneficially and of record on a fully diluted basis 100% of the outstanding Capital Stock of the Borrower such Capital Stock to be held free and clear of all Liens (other than Liens granted under a Loan Document).

(d)  the definition of “Consolidated EBITDA” is hereby amended by (i) deleting the word “and” appearing at the end of clause (v) thereof and (ii) inserting a new clause (vii) at the end of clause (vi) thereof, to read as follows:

and (vii) fees, expenses and other costs incurred in connection with the Transaction and the financings consummated in connection therewith.

(e)  the definition of “Durwood Interests” is hereby deleted.

(f)  The definition of “Guarantor” is hereby amended and restated in its entirety as follows:

“Guarantor” means the Parent and any Subsidiary that has executed a counterpart of the Significant Subsidiary Guaranty, including pursuant to Section 8.1.9.

(g)  Clause (y) of the definition of “Interest Coverage Ratio” is hereby amended by inserting the phrase “of the Borrower and its Consolidated Subsidiaries” immediately after the words “Consolidated Interest Expense”.

(h)  The definition of “Loan Document” is hereby amended and restated in its entirety as follows:

“Loan Document” means this Agreement and each Instrument from time to time executed and delivered to the Administrative Agent or any Lender pursuant to this Agreement, whether or not mentioned herein, including the Notes, the Fee Letters, the Extension of Credit Requests, the Issuance Requests, the Significant Subsidiary Guaranty, the Parent Guaranty and Pledge Agreement, the Security Documents and any Guaranty delivered to the Administrative Agent pursuant to the terms of this Agreement.

(i)  The definition of “Net Indebtedness” is hereby amended and restated in its entirety to read as follows:

“Net Indebtedness” means, with respect to any Person at any time, (i) the outstanding principal amount (or in the case of Indebtedness issued at discount, the accreted amount) of Indebtedness of such Person (determined on a consolidated basis) as of such time minus (ii) cash and Cash Equivalents of such Person (determined on a consolidated basis) at such time; provided that for the purposes of calculating Net Indebtedness of the Parent, the amount of cash and Cash Equivalents subtracted in clause (ii) above shall not exceed the amount of the outstanding principal amount (or in the case of Indebtedness issued at discount, the accreted amount) of Indebtedness of the Parent.

(j)  The definition of “Permitted Holders” is hereby amended and restated in its entirety to read as follows:

“Permitted Holders” means, collectively, the JPM Group and the Apollo Group.

(k)  The definition of “Security Agreement” is amended by replacing the words “the Borrower and each Guarantor” with the words “the Borrower and each Guarantor (other than the Parent)”.

(l)  Clause (i) of the definition of “Total Leverage Ratio” is hereby amended by replacing each appearance of the word “Borrower” therein with the word “Parent”.

SUBPART 2.2.  The last sentence of Section 1.3 of the Existing Credit Agreement is hereby amended and restated in its entirety as follows:

Unless otherwise expressly provided, all financial covenants and defined financial terms shall be computed on a consolidated basis for the Borrower and its Consolidated Subsidiaries, in each case without duplication and shall under no circumstances include the Parent in such computations.

SUBPART 2.3.  Section 3.10 of the Existing Credit Agreement is hereby amended and restated in its entirety as follows:

SECTION 3.10.  Taxes.  (i)  All payments by the Borrower of principal of, and interest on, the Loans and all other amounts payable hereunder shall be made free and clear of and without deduction for any present or future income, stamp or other taxes, fees, duties, withholding or other charges of any nature whatsoever imposed by any taxing authority, other than (i) taxes imposed on or measured by any Lender’s net income or receipts , (ii) franchise taxes imposed on such Lender pursuant to the laws of the jurisdiction under which such Lender is organized or the jurisdiction in which the principal office or applicable lending office of such Lender, as applicable, is located or any subdivision thereof or therein, (iii) any branch profits tax imposed on any Lender by the United States or by the jurisdiction of the Lender’s principal office or applicable lending office, (iv) any tax attributable to Lender’s failure to comply with Section 3.10(b), or (v) in the case of a Lender that is not a “United States Person,” within the meaning of Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended (a “non-U.S. Lender”), any withholding tax that is in effect and would apply to amounts payable to such Lender at the time it becomes a party to this Agreement (or designates a new applicable lending office), except to the extent such Lender (or assignor) was entitled at the time of designation of a new applicable lending office or assignment to receive additional amounts from the Borrower with respect to any withholding tax pursuant to this Section 3.10 (such non-excluded items being hereinafter referred to as “Taxes”).  In the event that any withholding or deduction from any payment to be made by the Borrower hereunder is required in respect of any Taxes pursuant to any applicable law, rule or regulation, then the Borrower will:

(i)  pay to the relevant authority the full amount required to be so withheld or deducted;

(ii)  promptly forward to the Administrative Agent a copy of an official receipt or other documentation satisfactory to the Administrative Agent evidencing such payment to such authority; and

(iii)  pay to the Administrative Agent for the account of the Lenders such additional amount or amounts as is necessary to ensure that the net amount actually received by each Lender, after giving effect to any credit against Taxes received by each such Lender as a result of such withholding or deduction, will equal the full amount such Lender would have received had no such withholding or deduction been required.

(b)  Each Lender that is a non-U.S. Lender shall, prior to the first due date of any payments of principal of, and interest on, the Loans or any other amounts payable to such non-U.S. Lender hereunder and to the extent legally entitled to do so, execute and deliver to the Borrower, two original signed copies of United States Internal Revenue Service Form W-8BEN or Form W-8ECI (or any successor form), appropriately completed certifying such Lender’s entitlement to exemption from or a reduced rate of withholding of United States withholding tax with respect to such payments, along with any other appropriate documentation establishing such exemption or reduction (such as statements certifying qualification from exemption with respect to portfolio interest).  Each Lender that is a “United States Person,” within the meaning of Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended shall, prior to the first due date of any payments of principal of, and interest on, the Loans to be received by such Lender and to the extent legally entitled to do so, execute and deliver to the Borrower, two original signed copies of United States Internal Revenue Service Form W-9 (or any successor form) appropriately completed.  In addition, each Lender agrees that from time to time after the Closing Date, when a lapse in time or change in circumstances renders the previous certification obsolete or inaccurate in any material respect, it will deliver to the Borrower two new accurate and complete original signed copies of the applicable Internal Revenue Service Form (along with any other appropriate documentation).

(c)  As promptly as practicable after the payment of any Taxes, and in any event within 45 days of any such payment being due, the Borrower shall furnish to the Administrative Agent a copy of an official receipt (or a certified copy thereof) evidencing the payment of such Taxes.  The Administrative Agent shall make copies of any receipt or other documentation evidencing  payment of any taxes by Borrower available to any Lender upon request therefor.

(d)  The Borrower shall indemnify the Administrative Agent and each Lender for any Taxes levied, imposed or assessed on (and whether or not paid directly by) the Administrative Agent or such Lender; provided that in the event the Borrower believes, in good faith that such Taxes were not correctly or legally asserted by such governmental authority, the Borrower will be permitted to contest such Taxes in accordance with law at its sole expense (and the applicable Secured Party agrees to assist the Borrower to the extent reasonably necessary at the Borrower’s expense).  Promptly upon receipt of notice from the Administrative Agent or any Lender that any such Taxes have been levied, imposed or assessed, the Borrower shall pay such Taxes directly to the relevant governmental authority, except to the extent the Borrower is contesting such taxes in accordance with the preceding sentence.  In addition, so long as the Borrower has received reasonable notice of such Taxes, the Borrower shall indemnify the Administrative Agent and each Lender for any incremental Taxes that may become payable by the Administrative Agent or any Lender as a result of any failure of the Borrower to pay any Taxes when due to the appropriate governmental authority (including any incremental Taxes arising as a result of a contest conducted by the Borrower pursuant to this Section 3.10(d)) or to deliver to the Administrative Agent, pursuant to clause (c), documentation evidencing the payment of Taxes.  With respect to indemnification for Taxes actually paid by the Administrative Agent or any Lender or the indemnification provided in the immediately preceding sentence, such indemnification shall be made within 30 days after the date the Administrative Agent or such Lender, as the case may be, makes written demand therefor.  The Borrower acknowledges that any payment made to the Administrative Agent or any Lender or to any governmental authority in respect of the indemnification obligations of the Borrower provided in this clause shall constitute a payment subject to the provisions of clause (a) and this clause.

(e)  If any Lender receives any refund with respect to any Taxes for which the Borrower has paid any additional amounts or indemnified amounts pursuant to this Section 3.10, then such Lender shall promptly pay to the Borrower the portion of the sum of such refund and any interest received with respect thereto as it determines, in its sole, good faith judgment, will leave it, after such payment, in no better or worse financial position than it would have been absent the imposition of such Taxes and the payment of such additional amounts or indemnified amounts pursuant to this Section 3.10; provided, however, that the Borrower agrees to promptly return any amount paid to the Borrower pursuant to this clause (e) upon notice from such Lender that such refund or any portion thereof is required to be repaid to the relevant taxing authority.  No Lender shall be obligated to disclose information regarding its tax affairs or computations to the Borrower in connection with this clause (e) or any other provision of this Section 3.10.

(f)  If the Borrower is required to pay additional amounts to or for the account of any Lender pursuant to this Section 3.10 as a result of a change in law or treaty occurring after such Lender first became a party to this Agreement, then such Lender will, at the request of the Borrower, negotiate with the Borrower in good faith with the objective of using commercially reasonable efforts to take appropriate action to eliminate or minimize any such additional amounts which thereafter may accrue and become payable; provided, that no Lender shall be required to take any action which, in the sole discretion of such Lender, is inconsistent with its internal policy and legal and regulatory restrictions or is otherwise disadvantageous to such Lender; provided that fees, charges, costs or expenses that are related to such change shall be borne by the Borrower on behalf of a Lender, and the mere existence of such expenses, fees or costs shall not be deemed to be disadvantageous to the Lender.

SUBPART 2.4.  Section 7.20 of the Existing Credit Agreement is hereby amended by replacing the words “Subordinated Debt” and “Subordinated Debt Documents” each time they appear in the heading and the first two sentences of such Section with the words “Material Indebtedness” and “Material Indebtedness Documents”, respectively.

SUBPART 2.5.  Article 8 of the Existing Credit Agreement is hereby amended as follows:

SUBPART 2.5.1.  Clause (c) of Section 8.1.2 of the Existing Credit Agreement is hereby amended by replacing the words “the Borrower and the Guarantors” with the words “the Borrower and the Guarantors (other than the Parent)”.

SUBPART 2.5.2.  Section 8.1.9 of the Existing Credit Agreement is hereby amended by replacing the words “Subordinated Debt” in the second sentence thereof with the words “Material Indebtedness”.

SUBPART 2.5.3.  Clause (iii) of Section 8.2.1 of the Credit Agreement is hereby amended by replacing the words “any Guarantor” each time they appear in such clause with the words “any Guarantor (other than the Parent)”.

SUBPART 2.5.4.  Section 8.2.1 of the Existing Credit Agreement is hereby amended by (i) deleting the words “Subordinated Debt” in clause (ii) and replacing them with the words “Material Indebtedness (other than the Note Repurchase Financing)”; (ii) deleting the word “and” at the end of clause (ix); (iii) replacing the period at the end of clause (x) with “; and” and (iv) inserting the following new clause (xi), to read as follows:

(xi)  Indebtedness of the Borrower not otherwise described in clauses (i) through (x) in the form of a new bridge financing and/or note offering, substantially on the terms and conditions set forth in the term sheet attached hereto as Schedule 8.2.1(xi), the proceeds of which must be used to repurchase any of the Existing Subordinated Notes required to be repurchased by the Borrower as a result of a “Change in Control” (as defined in such Existing Subordinated Notes) occurring as a result of the Transaction in an aggregate principal amount not to exceed 101% of the amount of Existing Subordinated Notes required to be repurchased and refinancings thereof on terms and conditions no less favorable to the Borrower than the terms and conditions of the Note Repurchase Financing (each a  “Note Repurchase Financing”);

SUBPART 2.5.5.  Clause (j) of Section 8.2.2 of the Existing Credit Agreement is hereby amended by replacing the words “Subordinated Debt” in the first parenthetical thereof with the words “Material Indebtedness”.

SUBPART 2.5.6.  Clauses (a) and (c) of Section 8.2.3 of the Existing Credit Agreement are hereby amended and restated in their entirety as follows:

(a)  the Total Leverage Ratio as of the last day of any Fiscal Quarter occurring during any period set forth below to be greater than the ratio set forth opposite such period:

Period	Total Leverage Ratio

Second Amendment Effective Date through and including March 30, 2006	5.75:1.00

March 31, 2006 through and including March 29, 2007	5.00:1

March 30, 2007 through the Stated Maturity Date	4.50:1

(c)  the Senior Leverage Ratio as of the last day of any Fiscal Quarter to exceed 3.50:1.

SUBPART 2.5.7.  Section 8.2.5 of the Existing Credit Agreement is hereby amended by (i) deleting the word “and” appearing at the end of clause (c); (ii) inserting “; and” at the end of clause (d); and (iii) inserting a new clause (e) to read as follows:

(e) the Merger in connection with the Transaction.

SUBPART 2.5.8.  Section 8.2.6 of the Existing Credit Agreement is hereby amended by (i) replacing the words “Subordinated Debt” in the heading with the words “Material Indebtedness”; (ii) inserting “(a)” before the first sentence; and (iii) adding a new clause (b) after the first sentence, to read as follows:

(b)  The Borrower will not amend or otherwise modify any term or provision of the Merger Notes or the Note Repurchase Financing which would (i) accelerate the date or increase the amount of any required repayment, prepayment or redemption of the principal of the Merger Notes or the Note Repurchase Financing, (ii) increase the rate or accelerate the date for payment of the interest, premium (if any) or fees payable on the Merger Notes or the Note Repurchase Financing or (iii) make the covenants, events of default or remedies in the Merger Notes or the Note Repurchase Financing (or instruments relating to the Merger Notes or the Note Repurchase Financing) more restrictive on the Borrower than the terms of this Agreement;

SUBPART 2.5.9.  Section 8.2.7 of the Existing Credit Agreement is hereby amended and restated in its entirety as follows:

SECTION 8.2.7.  Transactions with Affiliates.  The Borrower will not, and will not permit any Subsidiary to, enter into, or cause, suffer or permit to exist any transaction, arrangement or contract with any of its Affiliates (except for the Parent, Guarantors and Wholly-Owned Subsidiaries) which is on terms which are not on an arm’s-length basis other than (a) fees paid to the Sponsors in connection with the Transaction, (b) management and advisory fees paid to the Sponsors in an amount not exceed $2,000,000 in any Fiscal Year, (c) actions taken pursuant to the Shareholders Agreement and (d) payments made pursuant to the Tax Sharing Agreement.

SUBPART 2.5.10.  Section 8.2.8 of the Existing Credit Agreement is hereby amended and restated in its entirety to read as follows:

SECTION 8.2.8.  Limitation on Restricted Payments.  The Borrower will not, and will not permit any of its Subsidiaries to, declare or make a Restricted Payment (other than Restricted Payments made by Subsidiaries to the Borrower or Wholly-Owned Subsidiaries) other than that so long as no Default has occurred and is continuing or would result therefrom (and after giving pro forma effect to the making of such Restricted Payment) the Borrower and its Subsidiaries may

(a)  make any Restricted Payments to the extent the Borrower would also be permitted to make a “Restricted Payment” (as defined in the 2014 Subordinated Note Indenture) under Section 4.06 of the 2014 Subordinated Note Indenture, such covenant contained in the 2014 Subordinated Note Indenture and all other terms of the 2014 Subordinated Note Indenture to which reference is made in such section, together with all related definitions and ancillary provisions, being hereby incorporated into this Agreement by this reference as though specifically set forth in this Section; provided, that for purposes of this Agreement all references to the “Company” as defined in the 2014 Subordinated Note Indenture shall mean the Borrower and any other defined terms used in the 2014 Subordinated Note Indenture that have equivalent meanings in the Agreement or any other Loan Document shall have such meaning so that the covenant made to the Trustee (as defined in the 2014 Subordinated Note Indenture) for the benefit of the Noteholders (as defined in the 2014 Subordinated Note Indenture) set forth in Section 4.06 of the 2014 Subordinated Note Indenture runs to the benefit of the Lenders under this Agreement.  Further, when used in this Section, the defined term “2014 Subordinated Note Indenture” means the 2014 Subordinated Note Indenture, as in effect on the Second Amendment Effective Date and without giving effect to any amendments, waivers or modifications thereto, or any termination, repayment, defeasance, redemption, repurchase, or expiration thereof, in each case unless separately expressly consented to in accordance with Section 11.1; and

(b)  repurchase Capital Stock or Subordinated Debt, if such repurchase is completed through the issuance of Capital Stock or new Subordinated Debt.

SUBPART 2.5.11.  Section 8.2.10 of the Existing Credit Agreement is hereby amended by inserting the parenthetical “(other than the Parent)” immediately following the words “Guarantor” each time it appears in such Section (and any clause thereof).

SUBPART 2.5.12.  Section 8.2.11 of the Existing Credit Agreement is hereby amended by (i) deleting the word “and” appearing at the end of clause (v); (ii) inserting the word “and” at the end of clause (vi); and (iii) inserting a new clause (vii) to read as follows:

(vii)   unsecured Guaranties by any Guarantor (other than the Parent) of the Merger Notes and of the Note Repurchase Financing.

SUBPART 2.5.13.  Clause (z) of Section 8.2.15 of the Existing Credit Agreement is hereby amended by replacing the words “Subordinated Debt” with the words “Material Indebtedness”.

SUBPART 2.6.  Article 9 of the Existing Credit Agreement is hereby amended as set forth below:

SUBPART 2.6.1.  Section 9.1.5 of the Existing Credit Agreement is hereby amended by (i) replacing the words “the Borrower or any Subsidiary” with “the Parent, the Borrower or any Subsidiary” each time it appears in clauses (i), (iii) and (iv) of such Section; and (ii) replacing the words “the Borrower or Subsidiary” with “the Parent, the Borrower or any Subsidiary” in clause (iii) thereof.

SUBPART 2.6.2.  Section 9.1.7 of the Existing Credit Agreement is hereby amended by replacing the words “the Borrower” with “any Loan Party” the first two times they appear in such Section and replacing the words “the Borrower” with “such Loan Party” the third and fourth times they appear in such Section.

SUBPART 2.6.3.  Clause (ii) of Section 9.1.8 of the Existing Credit Agreement is hereby amended by replacing the words “The Borrower or any Subsidiary” with the words “The Borrower, the Parent or any Subsidiary”.

SUBPART 2.6.4.  Clauses (ii) and (iii) of Section 9.1.8 of the Existing Credit Agreement is hereby amended by replacing the words “the Borrower or any Subsidiary” with the words “the Borrower, the Parent or any Subsidiary” in each such clauses.

SUBPART 2.6.5.  Section 9.1.9 of the Existing Credit Agreement is hereby amended by replacing (a) the words “the Borrower and its Subsidiaries” with “the Parent, the Borrower and any of it Subsidiaries” and (b) the words “the Borrower or any Subsidiaries” with “the Parent, the Borrower or any Subsidiary”.

SUBPART 2.6.6.  Section 9.1.12 of the Existing Credit Agreement is hereby amended by inserting the parenthetical “(other than the Parent)” immediately following the words “Loan Party”.

SUBPART 2.7.  Article 11 of the Existing Credit Agreement is hereby amended as set forth below:

SUBPART 2.7.1.  Clause (f)(i) of Section 11.1 of the Existing Credit Agreement is hereby amended by inserting the words “or the Parent Guaranty and Pledge Agreement, as applicable,” after the words “Significant Subsidiary Guaranty” in such clause.

SUBPART 2.7.2.  Clause (a) of Section 11.11 of the Existing Credit Agreement is hereby amended by inserting the following proviso at the end:

; provided, further that the prior consent of the Borrower shall be required where such Lender has failed to fund its portion of any Borrowing (so long as the other Lenders fund their portion of such Borrowing).

SUBPART 2.7.3.  Clause (b) of Section 11.11 of the Existing Credit Agreement is hereby amended by (a) inserting the clause “; provided, however, notwithstanding the foregoing, the Borrower shall at all times have a consent right to any assignment to a Non-Permitted Institution” before the period at the end of clause (iii) thereof and (b) adding the words “except in the case of an assignment to a Non-Permitted Institution, in which case such consent will be deemed to be refused” before the period at the end of the second sentence in such clause.

SUBPART 2.7.4.  Clause (e) of Section 11.11 of the Existing Credit Agreement is hereby amended by (i) deleting the word “and” appearing at the end of clause (ii); (ii) inserting the word “and” at the end of clause (iii); and (iii) inserting a new clause (iv), to read as follows:

(iv)  such Participant shall not be a Non-Permitted Institution unless the Borrower has otherwise consented in its sole discretion;

SUBPART 2.7.5.  Clause (h) of Section 11.11 of the Existing Credit Agreement is hereby amended by inserting the words “that is not a Non-Permitted Institution (unless the Borrower otherwise consents) after the words “or a financial institution” in the first sentence thereof.

SUBPART 2.7.6.Section 11.11 of the Existing Credit Agreement is hereby amended by inserting a new clause (i), to read as follows:

(i)  If any Lender (a “Non-Consenting Lender”) does not consent to any requested amendment, waiver or other modification to any Loan Document and such amendment, waiver or other modification is consented to by the Required Lenders, the Borrower may, within 90 days of the deadline to consent to such amendment, waiver or other modification, give notice (a “Replacement Notice”) in writing to the Administrative Agent and such Non-Consenting Lender of its intention to replace such Non-Consenting Lender with a financial institution or other Person (a “Replacement Lender”) designated in such Replacement Notice; provided, however, that no Replacement Notice may be given by the Borrower if such replacement conflicts with any applicable law or regulation.  The Administrative Agent shall notify the Borrower and such Non-Consenting Lender in writing whether the Replacement Lender is satisfactory to the Administrative Agent (such notice and consent not to be unreasonably withheld or delayed and not being required where the Replacement Lender is already a Lender) and then such Non-Consenting Lender shall assign, in accordance with Section 11.11, all of its Commitments, Loans, Notes (if any) and other rights and obligations under this Agreement and all other Loan Documents to such Replacement Lender; provided, however, that (i) such assignment shall be without recourse, representation or warranty and otherwise in accordance with Section 11.11,

(ii) the purchase price paid by such Replacement Lender shall be in the amount of such Non-Consenting Lender’s Loans, together with all accrued and unpaid interest and fees in respect thereof, plus all other amounts owing to such Non-Consenting Lender hereunder and (iii) the Borrower shall pay to the Non-Consenting Lender and the Administrative Agent all reasonable out-of-pocket expenses incurred by the Non-Consenting Lender and the Administrative Agent in connection with such assignment and assumption (including the processing fees described in Section 11.11).  Upon the effective date of an assignment described above, the Replacement Lender shall become a “Lender” for all purposes under the Loan Documents.

SUBPART 2.8.  The schedules and exhibits to the Existing Credit Agreement are hereby amended by inserting Schedule 8.2.1(xi) hereto as a new Schedule 8.2.1(xi) attached to the Credit Agreement and Exhibit J hereto as a new Exhibit J attached to the Credit Agreement.

PART III
CONDITIONS TO EFFECTIVENESS

This Second Amendment (other than Part II) shall become effective on the date that the Administrative Agent shall have received counterparts of this Second Amendment duly executed and delivered on behalf of the Borrower and the Required Lenders and the Credit Agreement will be deemed to be amended in accordance with Part II on the date (the “Second Amendment Effective Date”) when each of the conditions set forth in this Part have been satisfied, but only if all of these conditions are satisfied (or waived by the Required Lenders) on or prior to January 31, 2005.

SUBPART 3.1.  Parent Guaranty and Pledge Agreement.  The Administrative Agent shall have received, with counterparts for each Lender, the Parent Guaranty and Pledge Agreement, dated as of the Second Amendment Effective Date and duly executed by an Authorized Officer of the Parent, together with

(a)  certificates (in the case of Capital Stock that are certificated securities (as defined in the UCC)) evidencing all of the issued and outstanding Capital Stock owned by the Parent in the Borrower, which certificates shall be accompanied by undated instruments of transfer duly executed in blank, or, if any of such Capital Stock is an uncertificated security (as defined in the UCC), confirmation and evidence satisfactory to the Administrative Agent that the Administrative Agent for the benefit of the Secured Parties has become the registered holder of the Capital Stock of the Parent or an instrument executed by the Borrower whereby the Borrower agrees that it will comply with instructions originated by the Administrative Agent without further consent by the Parent; and

(b)  a financing statement naming the Parent as a debtor and the Administrative Agent as the secured party to be filed under the UCC in the Parent’s jurisdiction of organization to perfect the security interests of the Administrative Agent pursuant to the Parent Guaranty and Pledge Agreement.

The Administrative Agent and its counsel shall be reasonably satisfied that (i) the Lien granted to the Administrative Agent, for the benefit of the Secured Parties, in the Capital Stock of the Borrower is a first priority (or local equivalent thereof) security interest, subject, in certain cases, to Liens permitted under the Loan Documents; and (ii) no Lien exists on any of the Capital Stock of the Borrower other than the Lien created in favor of the Administrative Agent, for the benefit of the Secured Parties, pursuant to a Loan Document or, in certain cases, to Liens permitted under the Loan Documents.

SUBPART 3.2.  Affirmation and Consent.  The Administrative Agent shall have received an affirmation and consent substantially in the form of Exhibit A hereto, duly executed and delivered by an Authorized Officer of each Guarantor.

SUBPART 3.3.  Financial Information.  The Lenders shall have received a pro forma consolidated balance sheet of the Parent and its Subsidiaries as at the date of the most recent consolidated balance sheet made available via the Securities and Exchange Commission’s EDGAR system and a pro forma statement of operations for the most recent fiscal year and interim period and for the 12-month period ending on the last day of such interim period, in each case adjusted to give effect to the consummation of the Transaction and the financings contemplated hereby as if such Transaction and related financings, with respect to the pro forma balance sheet, had occurred on such date or with respect to the pro forma statements of operations, had occurred on the first day of the applicable period, prepared in accordance with Regulation S-X.

SUBPART 3.4.  Approvals, Litigation, etc.  All governmental approvals and the shareholder approvals necessary in connection with completing the Transaction and the financing thereof shall have been obtained and shall be in full force and effect, and all applicable waiting periods shall have expired without any action being taken by any competent authority that would restrain, prevent or materially delay the performance by the Parent or the Borrower of its obligations in respect of the Transaction or the financing thereof.  Except as disclosed in disclosure schedules to the Merger Agreement, there shall be no action, suit, investigation or proceeding pending against, or to the knowledge of the Parent or the Borrower threatened against or affecting, the Parent, the Borrower or any of their respective Subsidiaries or any of their respective properties or any of their respective officers or directors, or for which the Parent, the Borrower or any of their respective Subsidiaries is obligated to indemnify a third party, that presently or in the future may be before any court or arbitrator or any governmental body, agency or official except as would not, individually or in the aggregate, reasonably be expected to (i) have a material adverse effect on the condition (financial or otherwise), assets, liabilities, properties, business or results of operations of the Parent, the Borrower and their respective Subsidiaries, taken as a whole, other than any effect resulting from, or relating to (A) the U.S. economy or financial markets in general, (B) the theatrical exhibition industry in general and not specifically relating to (or having a materially disproportionate effect (relative to the effect on other persons operating in such industry) on) the Parent, the Borrower and their respective Subsidiaries, taken as a whole (excluding for purposes of this clause (B) any change, event, fact, development, effect, condition or occurrence resulting from or relating to a worsening of current conditions due to an act of terrorism in a theatre in North America or in any theatre owned or operated by the Borrower) or (C) the execution of the Merger Agreement, the public announcement thereof or any transaction contemplated hereby, or (ii) prevent or materially delay performance by the Parent or the Borrower of its obligations in respect of the Transaction, the financing thereof or any of the transactions contemplated hereby (collectively, a “Merger Date Materially Adverse Effect”).  There is no judgment, decree, injunction, rule, writ or order of any governmental entity or arbitrator outstanding against the Parent, the Borrower or any of their respective Subsidiaries which would, individually or in the aggregate, reasonably be expected to have a Merger Date Materially Adverse Effect.  There shall not exist any default under any material debt agreements of the Borrower.

SUBPART 3.5.  Opinion of Counsel.  The Administrative Agent shall have received an opinion, dated the Amendment Effective Date, addressed to the Administrative Agent and all Lenders from Latham & Watkins LLP, counsel to the Parent, substantially in the form of Exhibit B hereto.

SUBPART 3.6.  Transaction; Outstanding Obligations.

(a)  The Parent shall have received at least $169,000,000 in gross cash proceeds from the issuance and sale of the Parent Notes (which proceeds shall, substantially simultaneously with the effectiveness of this Amendment, have been released from escrow) and (B) the Merger Sub shall have received $455,000,000 in gross cash proceeds from the issuance and sale of the Merger Notes (which proceeds shall, substantially simultaneously with the effectiveness of this Amendment, have been released from escrow).

(b)  The Transaction shall have been consummated in accordance with applicable law.  No provision of the Merger Agreement and related documentation shall have been waived, amended, supplemented or otherwise modified in any material respect without approval of the Required Lenders (except if such waiver, amendment, supplement or other modification could not reasonably be expected to be materially adverse to the interests of the Lenders).

SUBPART 3.7.  Resolutions, etc.  The Administrative Agent shall have received

(a)  a copy of a good standing certificate, dated a date reasonably close to the Amendment Effective Date, for the Borrower and the Parent; and

(b)  a certificate, dated the date of Amendment Effective Date, of the Secretary or an Assistant Secretary of the Borrower and the Parent as to

(i)  resolutions of each such Person’s Board of Directors then in full force and effect authorizing, to the extent relevant, all aspects of the Transaction applicable to such Person and the execution, delivery and performance of each Loan Document to be executed by such Person and the transactions contemplated hereby and thereby,

(ii)  the incumbency and signatures of those of its officers authorized to act with respect to this Agreement and each Loan Document executed by it; and

(iii)  the full force and validity of each Organic Document of such Person and copies thereof upon which certificate the Administrative Agent and each Lender may conclusively rely until the Administrative Agent shall have received another certificate of the Secretary or an Assistant Secretary of the Borrower or the Parent canceling or amending such prior certificate; and

SUBPART 3.8.  No Default, etc. Certificate.  The Administrative Agent shall have received a certificate duly executed and delivered by an Authorized Officer of the Borrower and the Parent and dated as of the Second Amendment Effective Date, certifying: (i) that no Default before or after giving effect to this Second Amendment has occurred and is continuing; (ii) that before and after giving effect to this Second Amendment, all of the statements set forth in Sections 6.2.1 (other than with respect to Section 7.6 and the last sentence of Section 7.4) of the Existing Credit Agreement are true and correct; provided, however, that each reference to a “Materially Adverse Effect” in the Loan Documents shall, for purposes of such certificate, be deemed to be a Merger Date Materially Adverse Effect, (iii) as to the events set forth in Subpart 3.4 and (iv) true and complete copies of (A) the certificates of merger (merging Merger Sub with the Borrower), (B) the Merger Notes Documents, (C) the Shareholders Agreement, (D) the Tax Sharing Agreement and (E) the Parent Notes, together with the indenture under which the Parent Notes are issued.  The Lenders hereby agree that the Borrower may borrow up to $20,000,000 on the Second Amendment Effective Date (so long as no more than $20,000,000 of Revolving Loans is outstanding after giving effect to such borrowing) and that the certificate delivered pursuant to this Subpart shall be in substitution for any requirement under the Credit Agreement that the Borrower otherwise comply with Section 6.2.1 of the Credit Agreement.

SUBPART 3.9.  Amendment Fee.  The Administrative Agent shall have received an amendment fee (but only for the account of each Lender that has executed and delivered (including delivery by way of facsimile) a copy of this Second Amendment to the attention of Grace Avedissian at Mayer, Brown, Rowe & Maw LLP, 1675 Broadway (19th floor), New York, New York 10019, telecopy number 212-262-1910 at or prior to 5:00 p.m., New York time on November 23, 2004) in the amount of 75 basis points of such Lender’s Commitment, as in effect after giving effect to the effectiveness of this Second Amendment.

PART IV
MISCELLANEOUS PROVISIONS

SUBPART 4.1.  Cross-References.  References in this Second Amendment to any Part or Subpart are, unless otherwise specified, to such Part or Subpart of this Second Amendment.

SUBPART 4.2.  Loan Document Pursuant to Existing Credit Agreement.  This Second Amendment is a Loan Document executed pursuant to the Existing Credit Agreement and shall be construed, administered and applied in accordance with all of the terms and provisions of the Existing Credit Agreement.

SUBPART 4.3.  Successors and Assigns.  This Second Amendment shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

SUBPART 4.4.  Full Force and Effect; Limited Amendment.  Except as expressly amended hereby, all of the representations, warranties, terms, covenants, conditions and other provisions of the Existing Credit Agreement and the Loan Documents shall remain unchanged and shall continue to be, and shall remain, in full force and effect in accordance with their respective terms.  The amendments set forth herein shall be limited precisely as provided for herein to the provisions expressly amended herein and shall not be deemed to be an amendment to, waiver of, consent to or modification of any other term or provision of the Existing Credit Agreement, any other Loan Document referred to therein or herein or of any transaction or further or future action on the part of the Borrower or any Loan Party which would require the consent of the Lenders under the Existing Credit Agreement or any of the Loan Documents.

SUBPART 4.5.  Governing Law.  THIS SECOND AMENDMENT SHALL BE DEEMED TO BE A CONTRACT MADE UNDER AND GOVERNED BY THE INTERNAL LAWS OF THE STATE OF NEW YORK (INCLUDING FOR SUCH PURPOSES SECTION 5-1401 AND 5-1402 OF THE GENERAL OBLIGATIONS LAW OF THE STATE OF NEW YORK).

SUBPART 4.6.  Payment of Fees and Expenses.  The Borrower hereby agrees to pay and reimburse the Administrative Agent for all its reasonable fees and expenses incurred in connection with the negotiation, preparation, execution and delivery of this Second Amendment and related documents, including all reasonable fees and disbursements of counsel to the Administrative Agent.

SUBPART 4.7.  Execution in Counterparts.  This Second Amendment may be executed in any number of counterparts (including by way of facsimile) by the parties hereto, each of which counterparts when so executed shall be an original, but all the counterparts shall together constitute one and the same agreement.

SUBPART 4.8.  Headings.  The various headings of this Second Amendment are inserted for convenience only and shall not affect the meaning or interpretation of this Second Amendment or any provision hereunder.

SUBPART 4.9.  Representations and Warranties.  In order to induce the Lenders to execute and deliver this Second Amendment the Borrower hereby represents and warrants to the Lenders that on the date hereof, all of the statements set forth in Section 6.2.1 of the Existing Credit Agreement are true and correct.

IN WITNESS WHEREOF, the parties hereto have caused this Second Amendment to be executed by their respective officers hereunto duly authorized as of the day and year first above written.

AMC ENTERTAINMENT INC.

By
Title:

[INSERT NAME OF LENDER]

By
Title:

SCHEDULE 8.2.1(XI)

[Term Sheet for Note Repurchase Financing]

EXHIBIT A

[Affirmation and Consent]

EXHIBIT J

[Parent Guaranty and Pledge Agreement]